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June 6, 2018	DIRECT DIAL 216.696.5916 | robert.loesch@tuckerellis.com

VIA EDGAR

Confidential Correspondence

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Civista Bancshares, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-224794)

Ladies and Gentlemen:

As counsel for Civista Bancshares, Inc., an Ohio corporation (the “Company”), in accordance with Rule 101(a)(1)(i) of Regulation S-T, we transmit herewith for filing the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 for the registration under the Securities Act of 1933, as amended (the “Act”), of 4,549,797 Common Shares of the Company.

A filing fee of $12,801.65 was paid on May 9, 2018. Any questions regarding the this filing should be directed to the undersigned at (216) 696-5916 or, in my absence, Pat Oliver of this office at (216) 696-4149. As previously discussed with David Gessert of the SEC’s staff, the Company intends to submit shortly after this filing an Acceleration Request pursuant to Rule 461 under the Act.

Sincerely,

TUCKER ELLIS LLP

Robert M. Loesch

RML:vas

Encl. (Form S-4)

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